SEC File No. 812-14266

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER OF EXEMPTION FROM SECTION 15(a)

OF THE ACT AND RULE 18f-2 UNDER THE ACT
In the Matter of
CONTEXT CAPITAL ADVISERS, LLC
and
CONTEXT CAPITAL FUNDS

Please direct all written or oral communications concerning this Application to:

Aisha J. Hunt, Esq.
Dechert LLP
One Bush Street, Suite 1600
San Francisco, California 941 04

with copies to:

Megan Hadley Koehler
Context Capital Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

Jason A. Myers
Context Capital Advisers, LLC
 401 City Avenue, Suite 800
Bala Cynwyd, PA 19004

  May 21, 2014

This Application (including exhibits) consists of 2 4 pages.
The exhibit index appears on page 18 .

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

CONTEXT CAPITAL ADVISERS, LLC
 401 City Avenue, Suite 800
Bala Cynwyd, PA 19004

and

CONTEXT CAPITAL FUNDS
Three Canal Plaza, Suite 600
Portland, Maine 04101

Investment Company Act of 1940
File No. 812-14266
: : : : : : : : : : : :
AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM (1) THE SHAREHOLDER VOTING REQUIREMENTSOF SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT; AND (2) THE DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

TABLE OF CONTENTS

I.	INTRODUCTION	4
II.	BACKGROUND	4
III.	EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW	7
IV.	CONDITIONS FOR RELIEF	15
V.	CONCLUSION	16
VI.	PROCEDURAL MATTERS	16
VII.	LIST OF ATTACHMENTS AND EXHIBITS	18
EXHIBIT A-1- AUTHORIZATION		21
EXHIBIT A-2- AUTHORIZATION		22
EXHIBIT B-1- VERIFICATION		23
EXHIBIT B-2- VERIFICATION		24

I. INTRODUCTION

Context Capital Funds (the “Trust”)and Context Capital Advisers, LLC (“Context Capital” or the “Adviser”, and collectively with the Trust, the “Applicants”) hereby submit this Amendment No. 1 to and Restatement of Application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”) , including a majority of the members of the board of trustees who are not ‘interested persons,’ as defined in Section 2(a)(19) of the 1940 Act, of the Trust, the Fund (as defined below), or of the Adviser (the “Independent Trustees”) , to do the following without obtaining shareholder approval: (a) select an unaffiliated investment subadviser or subadvisers (each a “Subadviser” or collectively “Subadvisers”) to manage all or a portion of the assets of the Context Alternative Strategies Fund (the “Alternative Strategies Fund”) or any other Fund1 pursuant to an investment subadvisory agreement with a Subadviser (each a “Subadvisory Agreement” and together the “Subadvisory Agreements”), and (b) materially amend Subadvisory Agreements with the Subadviser.2

Applicants are seeking these exemptions to enable the Adviser and the Board to obtain for each Fund the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage the assets of the Fund pursuant to each Subadviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders.  Under a multi-manager investment management approach, the Manager of Managers Structure, the Adviser will evaluate, allocate assets to, and supervise the Subadviser or Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose.  Applicants believe that without this relief, each Fund may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.

Applicants also apply for an order of the Commission under Section 6(c) exempting the Fund from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (iii ) Rules 6-07(2)(a), (b) and (c) of Regulation S-X. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement. 3

II. BACKGROUND

A.  The Trust

The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company.  Currently, the Trust is comprised of one series, which is currently in registration.  Each of the Trust’s series will have its own investment objective, policies and restrictions and will be managed by various advisers and sub-advisers. The Board is composed of five Trustees, three of whom are Independent Trustees, constituting a majority of the Board members.

B. Context Capital

Context Capital is a limited liability company organized under the laws of the State of Delaware.  Context Capital is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Context Capital serve s as the investment adviser of the Alternative Strategies Fund and may serve as investment adviser to the future Funds.  Context Capital provide s investment management services to clients. The Alternative Strategies Fund is the first mutual fund for which Context Capital provide s investment management services.

Context Capital provide s investment management services to the Alternative Strategies Fund pursuant to an investment advisory agreement with the Trust (the “Advisory Agreement”).  Under the terms of the Advisory Agreement, and subject to the oversight and the authority of the Board, Context Capital is responsible for the overall management of the Alternative Strategies Fund’s business affairs and selecting investments according to its investment objective, policies, and restrictions.  In addition, pursuant to the Advisory Agreement, Context Capital may retain one or more subadvisers, at Context Capital’s own cost and expense, subject to the approval of the Board, including approval by a majority of its Independent Trustees and the shareholders of the Fund (if required by applicable law) , for the purpose of managing the investment of all or a portion of the assets of the Alternative Strategies Fund.

For the investment management services that it provide s to the Alternative Strategies Fund, Context Capital receive s the fee specified in the Advisory Agreement from the Alternative Strategies Fund, based on average daily net assets.

The terms of the Advisory Agreement comply with Section 15(a) of the 1940 Act.  The Advisory Agreement was approved by the Board, including a majority of the Independent Trustees, tat the January 15, 2014 Board meeting and was approved by the initial shareholder of the Alternative Strategies Fund prior to the commencement of the Fund’s operations, in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.

C.  The Subadvisers and the Manager of Managers Structure

Pursuant to its authority under the Advisory Agreement, Context Capital has enter ed into Subadvisory Agreements with eight Subadvisers to provide investment advisory services to the Alternative Strategies Fund.4 Each Subadvisory Agreement was approved by the Board, including by a majority of the Independent Trustees , and the Alternative Strategies Fund’s shareholder5.   In addition, the terms of each Subadvisory Agreement compl y fully with the requirements of Section 15(a) of the 1940 Act.  Each Subadviser is an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act.

The Adviser select s Subadvisers based on the Adviser’s evaluation of the Subadviser’s skills in managing assets pursuant to particular investment styles that are consistent with the investment objective of each Fund, and recommend s their hiring to the Board.  The Adviser engage s in an ongoing analysis of the continued advisability of retaining each Subadviser and make s recommendations to the Board as needed.  The Adviser also negotiate s and renegotiate s the terms of Subadvisory Agreements, including the subadvisory fees, with each Subadviser, and make s recommendations to the Board as needed.

Subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of each Fund—including, in particular the selection and supervision of the Subadvisers—is vested in the

Adviser, subject to general oversight and approval by the Board.  Thus, the Adviser supervise s the management, investment programs and operations of each Fund and evaluate s the abilities and performance of other money management firms to identify appropriate Subadvisers for the Fund’s assets.  After a Subadviser is selected, the Adviser continuously supervise s and monitor s the Subadviser’s performance and periodically recommend s to the Board whether the Subadviser should be retained or released.

The Adviser, under the Advisory Agreement and Subadvisory Agreements, employ s multiple Subadvisers for the Alternative Strategies Fund and may do so for other Funds.  The Adviser allocate s and, when appropriate, reallocate s each Fund’s assets among Subadvisers.  Each Subadviser ha s discretionary authority to invest that portion of a Fund’s assets assigned to it.  The Adviser monitor s each Subadviser and the overall portfolio of each Fund for compliance with the Fund’s objectives, policies and strategies.

Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically gather s and analyze s certain performance information regarding each Fund.  If a Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective.  The Adviser will monitor possible replacement Subadvisers for the Fund so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted.  Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.6  The Alternative Strategies Fund has obtain ed that approval and the prospectus for the Alternative Strategies Fund will contain, at all times following that approval, the disclosure required by condition 2 set out in Section IV below.  Each other Fund’s prospectus will contain, at all times following shareholder approval of the Manager of Managers Structure, the disclosure required by condition 2 set out in Section IV below.

For the investment advisory services they provide to the Funds, each Subadviser receive s annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the respective Fund.  Each Subadviser bear s its own expenses of providing subadvisory services to the Funds.  Neither the Trust nor the Funds is responsible for paying subadvisory fees to any Subadviser.  The Adviser compensate s each Subadviser out of the fees that are paid to the Adviser under the Advisory Agreement.

D.  The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder , as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of Subadvisers and to make material changes to Subadvisory Agreements with each such Subadviser in connection with operating the Funds.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when

Subadviser changes are made or when material changes to a Subadvisory Agreement are made, but approval by shareholders of the applicable Fund will not be sought or obtained.7

If the requested order is granted, each Subadvisory Agreement will comply with all of the provisions required by Sections 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Fund, including that : (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15 (c) of the 1940 Act ; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the respective Fund on not more than sixty days written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

Each Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Fund.  The prospectus contains, and will contain at all times, (or will contain at all times in the case of Funds not yet formed) information concerning the management and operation of the respective Fund, including a description of the Subadvisers and the services they provide.  In addition, each Fund will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors each Subadviser for adherence to its specific strategy, continuously supervises and monitors the Subadviser’s performance and periodically recommends to the Board which Subadvisers should be retained or released.

Each Fund will disclose at all times that it operates pursuant to the terms and conditions of this Application.  Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements; and (b) that new Subadvisers can be employed without shareholder approval.  In addition, the Funds will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief and include the disclosure required in condition 2 at all times following that approval.

III. EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.  Shareholder Voting

1.  Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company.  Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement.  Therefore, without the exemption applied for herein, each Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of the Fund’s shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and the Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.  Applicants submit that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.  Discussion

a.  Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest.  The Funds will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of the Funds, the Adviser will use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions with respect to portions of a Fund’s portfolio delegated to a Subadviser or Subadvisers.  Instead, the Adviser establishes an investment program for the Funds and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the Funds and allocates all or a portion of the Funds’ assets to various Subadvisers.  Those assets not managed by a Subadviser will be managed by the Adviser.  This is a service that the Adviser believes can add value to the investments of the Funds’ shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors in which the Funds will invest.

Each Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisers.  The Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk.  Those Subadvisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular sub-strategy.  Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.8

From the perspective of the investor, the role of the Subadvisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for each Fund’s assets managed by the Adviser.  Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Funds’ respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds or the Trust.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance.  Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for the Funds that are best suited to achieve each Fund’s investment objective.  Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser receives from the Funds.  Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation.  There is no compelling policy reason why a Fund’s investors should be required to approve a Subadviser’s relationship with the Fund, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Fund or the Trust on behalf of a Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser.  Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of a Fund would be required.  In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained.  In all of these cases, the need for shareholder approval would require the Trust or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund.  This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to add and replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund.  Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement.  Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Fund in question, the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers.  The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.

b.  Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors.  Primary responsibility for management of the Funds, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board.  The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Subadvisers.  Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser will provide to a Fund, the Adviser considers certain information, including, but not limited to, the following:

(1) the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2) the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3) reports setting forth the financial condition and stability of the Subadviser; and

(4) reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.

In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to a Fund.  Although only the Adviser’s fee is payable directly by each of the Funds, and the Subadviser’s fee will be payable by the Adviser, the Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by the Funds.  Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1) a description of the proposed method of computing the fees;

(2) comparisons of the proposed fees to be paid by the respective Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3) data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.

If the relief is granted, shareholders of the Funds will receive adequate information about the Subadvisers.  The prospectus and statement of additional information (“SAI”) of each Fund include (or will include) all information required by Form N-1A concerning the qualifications of each respective Subadviser.  If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the applicable Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act.  If a new Subadviser is hired on behalf of a Fund, the Fund will inform shareholders of the hiring of the new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;9 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

c.  Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The Alternative Strategies Fund’s Advisory Agreement has received shareholder approval and each Future Advisory Agreement will receive such approval.  In the event the order requested in this Application is granted prior to when a Fund commences its public offering, the Fund’s initial Subadvisory Agreement will be approved by the initial shareholder as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. In the event the order requested in this Application is granted after a Fund commences offering its shares to the public, the Fund will rely upon the approval of the Manager of Managers Structure by its initial shareholder and will disclose in its prospectus, at all times following such approval, that the Fund has applied for (or received) exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote.  The Fund will obtain the approval of its initial shareholder before relying on the order requested in this Application.  Each Fund’s prospectus will at all times disclose, or currently does disclose, that the Adviser is the primary provider of investment advisory services to the Fund, that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement.  Each Fund also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement.  If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.

B.  Fee Disclosure

1.  Applicable Law

a.  Registration Statements

Form N-1A is the registration statement used by open-end registered investment companies.  Item 19(a)(3) of Form N-1A requires a fund to disclose in the Statement of Additional Information, the method of computing the advisory fee payable by a fund, including "the total dollar amounts that the fund paid to the adviser (aggregated with amount paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

An exemption is requested to permit each Fund, in the event that a Fund has more than one Subadviser, to disclose the following (both as a dollar amount and as a percentage of a Fund's net assets): (a) aggregate fees paid to the Adviser and Affiliated Subadviser s ; and (b) aggregate fees paid to Subadvisers other than Affiliated Subadvisers ("Aggregate Fee Disclosure"). For any Fund that employs

Affiliated Subadvisers, the Fund will provide separate disclosure of any fees paid to such Affiliated Subadvisers.

b.  Proxy Statements

Rule 20a-I under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule I4A under the 1934 Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, "including the rate of compensation of the investment adviser." Item 22(c)(1)(iii) requires a description of the "aggregate amount of the investment adviser's fees and the amount and purpose of any other material payments by the fund to the investment adviser, or any affiliated person of the investment adviser... ." Item 22(c)(8) requires a description of "the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract." Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser's fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i). Together, these provisions may require a Fund to disclose the fees paid by the Adviser to a Subadviser in proxy statements for shareholder meetings at which advisory fees would be established or increased, or action would be taken on an advisory contract. An exemption is requested to permit a Fund to provide only the Aggregate Fee Disclosure in a proxy statement that would otherwise be required to provide disclosure of subadvisory fees in accordance with the  1934 Act and 1940 Act.

c . Financial Statements

Regulation S-X sets forth the requirements for financial statements required to be included as part of registered investment company registration statements and shareholder reports filed with the Commission. Rules 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the Funds’ financial statements to include information concerning fees paid to the Subadvisers . An exemption is requested to permit the Fund s to include only the Aggregate Fee Disclosure. All other items required by Rules 6-07(2)(a),(b) and (c) of Regulation S-X will be disclosed.

d. Summary

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act and Rules 6-07(2)(a), (b) and (c) of Regulation S-X to permit each Fund to disclose the Aggregate Fee Disclosure. Any Fund that employs Affiliated Subadvisers will provide separate disclosure of aggregate fees paid to such Affiliated Subadvisers.

2.  Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (i) the Adviser will operate each Fund using one or more Subadvisers in a manner different from that of conventional investment companies such that disclosure of the fees the Adviser pays to each Subadviser would serve no meaningful purpose; (ii) the relief will enhance the ability of the Adviser to negotiate subadvisory fees with Subadvisers; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

As noted above in Section III. A., the Adviser intends to operate the Fund s in a manner substantially different from that of a conventional registered investment company. By investing in a Fund, shareholders hire the Adviser to manage the Fund's assets by using its Subadviser selection and monitoring process rather than by hiring its own employees to manage the assets directly. The Adviser, under the overall supervision of the Board, takes responsibility for overseeing Subadvisers and recommending their hiring, termination and replacement. In return for its services, the Adviser receives an advisory fee from a Fund out of which it will compensate the Subadviser(s). Disclosure of the individual fees that the Adviser would pay to each Subadviser does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate the Subadviser(s). Applicants assert that the principal reasons for requiring disclosure of individual fees paid to Subadvisers are: (I) to inform the shareholders of expenses to be charged to the particular Fund; and (2) to enable the investor to compare that fee to the fees charged by other comparable funds. In each instance, this proposal satisfies these objectives because the Adviser's investment advisory fee will be fully disclosed, and therefore, shareholders and investors will know what Fund charges are and will be able to compare them with those of other investment options.

In addition, the requested relief will benefit shareholders to the extent that it will facilitate lower overall investment advisory fees. Many Subadvisers charge their customers for advisory services according to a "posted" fee schedule. While Subadvisers are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the fees are disclosed to other prospective and existing customers. Indeed, disclosure of individual Subadviser fees would be the functional equivalent of requiring single advisor investment companies to disclose the salaries of individual portfolio managers employed by that adviser10. The relief will encourage Subadvisers to negotiate lower advisory fees with the Adviser, the benefits of which may be passed on to a Fund's shareholders.

C.  Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., ING Investments, et al., Investment Company Act Release Nos. 30566 (June 24, 2013) (notice) and 30603 (July 22, 2013) (order) ("ING"); Goldman Sachs Trust II, et al., Investment Company Act Release Nos.

30496 (April 29, 2013) (notice) and 30542 (May 29, 2013) (order) ("Goldman"); Alternative Investment Funds, et al., Investment Company Act Release Nos. 30416 (March 7, 2013) (notice) and 30444 (Apr. 2, 2013) (order) ("Blackstone"); Preservation Trust Advisors, LLC, et al., Investment Company Act Release Nos. 29937 (January 26, 2012) (notice) and 29951 (February 22, 2012) (order); Genesis Capital, LLC, et al., Investment Company Act Release Nos. 29867 (November 21, 2011) (notice) and 29888 (December 19, 2011) (order); RidgeWorth Funds, et aI., Investment Company Act Release Nos. 29743 (August 3, 2011) (notice) and 29773 (August 30, 2011) (order); Altegris Advisors, L.L.C., et al. Investment Company Act Release Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in ING; Goldman; Munder Series Trust, et al., Investment Company Act Release Nos. 30441 (March 29, 2013) (notice) and 30493 (April 24, 2013) (order); Blackstone; PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc., Investment Company Act Release Nos. 30224 (September 27, 2012) (notice) and 32041 (October 23, 2012) (order); Neuberger Berman Alternative Funds, et al., Investment Company Act Release Nos. 30206 (Sept. 18, 2012) (notice) and 30232 (October 15, 2012) (order); and Capital Research Capital Research and Management Company, et al., Investment Company Act Release Nos. 30150 (July 25, 2012) (notice) and 30173 (August 20, 2012) (order).

IV. CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.
The prospectus for each Fund will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.	Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser, pursuant to the Modified Notice and Access Procedures.

4.
The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.
At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.
Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.
Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8.
The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Fund basis.  The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

9.	Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.
The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

11.
No trustee or officer of the Trust or a Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

12.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

13.	Each Fund will disclose the Aggregate Fee Disclosure in its registration statement.

14.
Any new Subadvisory Agreement or any amendment to a Fund’s existing Advisory Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory rate payable by the Fund will be submitted to the Fund’s shareholders for approval.

V. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission publish a notice of the filing of the Application and thereafter issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI. PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

CONTEXT CAPITAL FUNDS
Atlantic Fund Services
Three Canal Plaza, Suite 600
Portland, Maine 04101

CONTEXT CAPITAL ADVISERS, LLC
                                                401 City Avenue, Suite 800
Bala Cynwyd, PA 19004

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

Aisha J. Hunt, Esq.
Dechert LLP
One Bush Street, Suite 1600
San Francisco, California 94104

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, bylaws; certificate of formation and operating agreement, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.

(Signature page follows)

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth on the first page of the Application.

CONTEXT CAPITAL FUNDS,
on behalf of its series:
Context Alternative Strategies Fund

By:	/s/Stephen J. Kneeley
Name:	Stephen J. Kneeley
Title:	President, Principal Executive Officer and Trustee

CONTEXT CAPITAL ADVISERS, LLC

By:	/s/Jason A. Myers
Name:	Jason A. Myers
Title:	Member

VII. LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)                                                                                                                     A-1 through A-2
Verifications of Signatures Required Pursuant to Rule 0-2(d)                                                                                                B-1 through B-2

1 The Alternative Strategies Fund is a series of the Trust. Applicants also request relief with respect to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser or its successors (included within the term “Adviser”); (b) uses the manager-of-managers structure (“Manager of Managers Structure”) described in this Application; and (c) complies with the terms and conditions of this Application (together with the Alternative Strategies Fund, the “Funds” and each individually, a “Fund”). For the purposes of the requested order, "successor" is limited to those one or more entities that would result from a reorganization into another jurisdiction or a change in the type of business organization. Any entity that relies on the order in the future will do so only in accordance with the terms and conditions in the application.  If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.  The term “Board” also includes the board of trustees or directors of a future Fund.

2 The requested relief will not extend to any subadviser that is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Trust, a Fund or the Adviser, other than by reason of serving as a subadviser to one or more of the Funds ("Affiliated Subadviser"). If the Adviser wishes to use Affiliated Subadvisers, to assist with monitoring and/or management of certain markets with which the Affiliated Subadvisers have expertise, shareholder approval of the subadvisory agreement with any Affiliated Subadviser will be obtained.

3 The Adviser will enter into substantially similar investment advisory agreements to provide investment management services to future Funds (“Future Advisory Agreements”).  The terms of Future Advisory Agreements will comply with Section 15(a) of the 1940 Act, and Future Advisory Agreements will be approved by shareholders and by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and 15(c) of the 1940 Act and rule 18f-2 thereunder.  The Adviser may enter into expense limitation agreements with respect to future Funds.  Applicants are not seeking any exemptions with respect to Future Advisory Agreements.  References to any Advisory Agreement or Advisory Agreements include Future Advisory Agreements as they pertain to future Funds.

4 The Adviser has currently engaged eight s ubadvisers: Armory Funds, LLC , Del Mar Asset Management, LP, ESM Management LLC, First Principles Capital Management, LLC, Highland Capital Management, L.P., Kellner Management, LP, Weatherbie Capital, LLC,  and Phineus Partners, L.P.  It is expected that the number of Subadvisers employed by the Alternative Strategies Fund could change over time.

5 The subadvisory agreements were approved by Context Capital Advisers, LLC, the initial sole shareholder of the Alternative Strategies Fund.

6 Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application.  If the requested order is granted before a Fund commences a public offering, the initial sole shareholder will approve the Fund’s reliance on the requested order.  If any Fund has taken or takes a shareholder vote to approve the Manager of Managers Structure before the order requested in the Application is issued, the prospectus for that Fund will contain, at all times following that approval, appropriate disclosure that the Fund has applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote.

7 The Adviser acknowledges that material changes to subadvisory agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval.

8 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

9 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the 1934 Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds. A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A

under the Exchange Act for an information statement. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

10 The relief would be consistent with the disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004 (adopting disclosure changes)). Under these requirements, a fund is required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund, the SAI will describe the structure of and method used to determine the compensation received by its portfolio managers, whether employed by the Adviser or a Subadviser.  In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Subadviser.

EXHIBIT A-1 - AUTHORIZATION

Authorization for Context Capital Funds
Secretary’s Certificate

I, Megan Hadley Koehler, Secretary of Context Capital Funds, a Delaware statutory trust (the “Trust”), do hereby certify that:

(1)  I am the Secretary of the Trust;

(2)  that the following is a true and complete copy of the resolutions duly adopted by the sole initial Trustee of the Trust on May 21 , 2014; and

(3)  that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the officers of the Trust are authorized to prepare, execute and submit, on behalf of the Trust, an exemptive application to the U.S. Securities and Exchange Commission ("SEC") for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from (1) Section 15(a) of the 1940 Act and Rule 18f-2 thereunder; and (2) certain  disclosure requirements under various rules and forms, to, among other things, hire and terminate subadvisers and amend subadvisory contracts on behalf of any series of the Trust; and

FURTHER RESOLVED, that the officers of the Trust are authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Trust any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from (1) Section 15(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 18f-2 under the 1940 Act, and (2) certain  disclosure requirements under various rules and forms, is the genuine signature of Stephen J. Kneeley , the duly elected and qualified President, Principal Executive Officer and Trustee of the Trust.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of May , 2014.

/s/Megan Hadley Koehler
Megan Hadley Koehler
Secretary
Context Capital Funds

EXHIBIT A-2 - AUTHORIZATION

Authorization for Context Capital Advisers, LLC
Member’s Certificate

I, Jason A. Myers, a Member of Context Capital Advisers, LLC, a Delaware limited liability company (the “Adviser”), do hereby certify that:

(1)  I am a Member of the Adviser;

(2)  that the following is a true and complete copy of the resolutions duly adopted by the Members of the Adviser on May 21 , 2014; and

(3)  that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the Members and officers of the Adviser are authorized to prepare, execute and submit, on behalf of the Adviser, an exemptive application to the U.S. Securities and Exchange Commission ("SEC") for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from (1) Section 15(a) of the 1940 Act and Rule 18f-2 thereunder; and (2) certain  disclosure requirements under various rules and forms, to, among other things, hire and terminate subadvisers and amend subadvisory contracts on behalf of any series of the Context Capital Funds; and

FURTHER RESOLVED, that the Members and officers of the Adviser are authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Adviser any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and

FURTHER RESOLVED, that the Members hereby ratify and confirm and agree to ratify and confirm all acts done by the said Members and officers in exercising the powers hereby conferred.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from (1) Section 15(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 18f-2 under the 1940 Act, and (2) certain  disclosure requirements under various rules and forms, is my genuine signature, a duly elected and qualified Member of the Adviser.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of May , 2014.

/s/Jason A. Myers
Jason A. Myers
Member
Context Capital Advisers, LLC

EXHIBIT B-1 - VERIFICATION

Verification for Context Capital Funds

State of Pennsylvania :

County of Montgomery :                                                      ss

The undersigned, being duly sworn, states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, (“1940 Act”), for an exemption from (1) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and (2) certain  disclosure requirements under various rules and forms, for and on behalf of Context Capital Funds (the “Trust”), that he is the President, Principal Executive Officer and a Trustee of the Trust and that all actions of the sole initial Trustee of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stephen J. Kneeley
Name:	Stephen J. Kneeley
Title:	President, Principal Executive Officer and Trustee

Dated:	5/21/ 2014

EXHIBIT B-2 - VERIFICATION

Verification for Context Capital Advisers, LLC

State of Massachusetts :

County of Middlesex : ss

The undersigned, being duly sworn, states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, (“1940 Act”), for an exemption from (1) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and (2) certain  disclosure requirements under various rules and forms, for and on behalf of Context Capital Advisers, LLC (the “Adviser”), that he is a Member of the Adviser and that all actions of the Adviser necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/Jason A. Myers
Name:	Jason A. Myers
Title:	Member

Dated:	05/21/ 2014